Exhibit 99.123

2018 Annual Report

Aphria is a worldwide leader in the production, distribution and supply of high-quality cannabis. Our Mission: Led by our passion for customers and consumers, Aphria’s mission is to be the premier global cannabis company through an unrelenting commitment to our people, product quality and innovation. Globally in over 12 countries Our Vision: Aphria’s vision is to be the best performing cannabis com-pany globally, providing investors with access to the most accretive cannabis opportunities around the world. WE HAVE A GOOD THING GROWING.

Contents Message To Shareholders 6 Management Team 8 255,000 kg combined annual production One of the largest fully-funded production capabilities in the industry in early 2019 Management’s Discussion And Analysis 11

Vic Neufeld Chief Executive Officer A key pillar to success is not just to forecast the future, but to act now in anticipation. The Executive Team, together with amazing Board support, is executing on this fundamental tenet. In fiscal 2018, we embarked on numerous initiatives that set the standard in the cannabis industry and laid the foundation for our future success. We achieved record revenue and adjusted EBITDA and executed on our strategy to be the premier global cannabis company. We are increasingly bringing the Aphria quality story to other markets globally and leveraging new opportunities to create further shareholder value. With a strong foundation in place, Aphria is driving sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, while effectively mitigating risk in the rapidly evolving cannabis industry. These results reflect the strength and discipline of our leadership team. This past year, we welcomed Jakob Ripshtein as Chief Commercial Officer and Dr. Christelle Gedeon as Chief Legal Counsel. Both have exceptional experience in regulated industries and affairs and add depth and leadership across the organization. As part of our regular review of governance practices, we also adopted a formal governance policy regarding investments and other opportunities. The requirement for good governance has never been more important as we achieve our corporate objectives. We completed the fully-funded Part III expansion on our Aphria One facility in Leamington, Ontario. The Part IV and V expansions, and joint venture of Aphria Diamond, will bring added technology and automation and accelerate our operations. I was also thrilled to announce our Extraction Centre of Excellence, which will produce world-class cannabis concentrates. Driven alongside our leading agricultural specialists and environmentally sustainable practices, we now expect to harvest 255,000 kgs annual production of quality industry-leading cannabis by January 2019, while maintaining our low-cost producer status. Looking ahead, all eyes are on adult-use recreational cannabis legalization in Canada on October 17th – a day to remember and celebrate. Our Broken Coast and Aphria recreational brands, including Solei, will finally come to life. These brands, supported by strong marketing, the Great North Distributors brand activation teams and appropriate pricing, are poised to resonate with a wide variety of potential consumers, from the novice user to the enthusiast. We will be at the forefront as new products and intake forms get regulatory approvals. Through both in-house expertise and external alliances and joint ventures, we are bringing breakthrough innovation to the cannabis market and key drivers of growth. Investments abroad in many countries where cannabis has been medically approved were well thought-out and strategically important. We are bringing our experience and established growing know-how to the most strategic opportunities in markets where cannabis is legal today. Through our Nuuvera acquisition and other investments, we are now recognized or licensed by health authorities in over 10 countries across five continents. This work was done well in advance of the expected “green rush”, demonstrating our ability to forecast and act on what the future will bring. As cannabis is legalized around the world, the cost of entry in many of these markets will only rise for competitors. As Aphria continues our path forward, we are committed to finding the best opportunities that set the industry standard and deliver long-term shareholder value. We are not only executing on our plan, but also creating a transformational future that separates us from the rest. With a global strategy in place, strong innovation and world-class talent, we will excel as a best-in-class industry leader. As always, thank you, our shareholders, for your continued support. 7 APHRIA 2018 ANNUAL REPORT MESSAGE TO SHAREHOLDERS

Experienced management team with proven record track VIC NEUFELD CHIEF EXECUTIVE OFFICER COLE CACCIAVILLANI CO-FOUNDER & VP, GROWING OPERATIONS JOHN CERVINI CO-FOUNDER & VP OF INFRASTRUCTURE • Former CEO of Jamieson Laboratories 1993-2014 Grew market share from 7% to 27% Launched Jamieson in 44 countries • Greenhouse industry veteran and pioneer Touched 8.5M plants per year in greenhouse operations, commercialized for sale to big box retailers (e.g. Costco, Wal-Mart) • • Fourth generation greenhouse grower International growing expertise, managed 200 acres of greenhouse in Leamington, Mexico and California • • • JAKOB RIPSHTEIN CHIEF COMMERCIAL OFFICER CHRISTELLE GEDEON CHIEF LEGAL OFFICER GARY LEONG CHIEF SCIENCE OFFICER CARL MERTON CHIEF FINANCIAL OFFICER • Former CFO Diageo North America and President of Diageo Canada • Managing commercial operations driving business of Diageo • • Former Partner at Fasken Expertise in regulated products under the Food and Drugs Act Ph.D. in Clinical Pharmacology and Toxicology • Former CSO of Jamieson Laboratories • Sitting member of the Board of Directors of the Natural Health Product Research Society • • • 10+ years in capital markets Over $3B in M&A deals Over $650 M in capital raises • 9 APHRIA 2018 ANNUAL REPORT MANAGEMENT TEAM